SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded company
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY AND ADDITIONAL DIVIDENDS

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on April 25, 2007 the payment of dividends and the interest on shareholders’ equity, which were imputed to the dividends relative to the fiscal year 2006, as Ordinary General Shareholders Meeting held on April 10, 2007, pursuant to article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Following are the details regarding the payment:

1. TOTAL AMOUT OF INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS – FISCAL YEAR 2006
Relative to the fiscal year 2006, the total amount of dividends and interest on shareholders’ equity approved was R$449,971,066.99 (four hundred and forty nine million, nine hundred and seventy one thousand and sixty six reais and ninety nine centavos).

a) Interest on Shareholders’ Equity
Relative to the fiscal year 2006, the total amount of interest on shareholders’ equity to be paid is R$413,400,000.00 (four hundred and thirteen million and four hundred thousand reais) according to the Material Facts released on the fiscal year 2006, as follow:

Amount Appropriated on 2006 Fiscal Year:

DATE OF THE CREDIT	DATE OF THE MATERIAL FACT RELEASED	RECORD DATE	BRAZILIAN EX-DATE	TOTAL AMOUNT APPROPRIETED (R$)	GROSS AMOUNT PER 1,000 SHARES (R$)	AMOUNT NET OF INCOME TAX PER 1,000 SHARES (R$)
06/30/2006	06/29/2006	07/10/2006	07/11/2006	185,300,000.00	0.511188752	0.434510439
12/29/2006	12/15/2006	12/26/2006	12/27/2006	228,100,000.00	0.629261492	0.534872268

b) Additional Dividends

The total amount of additional dividends of R$36,571,066.99 (thirty six million, five hundred and seventy one thousand, sixty six reais and ninety nine centavos), equivalent to R$0.100888927 per 1,000 thousand preferred and common shares, was approved based on the profits of the fiscal year 2006.

RECORD DATE	BRAZILIAN EX-DATE	DATE OF THE MATERIAL FACT RELEASED	GROSS AMOUNT CREDITED (R$)	GROSS AMOUNT PER 1,000 SHARES (R$)
04/10/2007	04/11/2007	03/01/2007	36,571,066.99	0.100888927

2. PAYMENT DATE

From May 31, 2007

3. FORM AND PLACE OF PAYMENT

Shareholders who have bank accounts and have provided their bank account information to Banco ABN AMRO Real S.A., Depositary Institution, will have their interest on shareholders’ equity credited to those accounts.

The interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Banco ABN AMRO Real S.A. branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:

A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.

A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the executive board meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX

The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco ABN AMRO Real S.A. in this condition, according to the Material Facts published on the newspapers Correio Braziliense, Valor Econômico and Diário Oficial da União, on the fiscal year 2006.

The dividends to be paid were calculated based on the amount of the profit registered in the fiscal year 2006.

Pursuant to Article 654 of RIR/99, there will be no taxation related on profit referent to the fiscal year 2006 for the natural and legal persons who are residents in Brazil and in case of remittance to other countries.

Brasília - DF, April 25, 2007.

Paulo Narcélio
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.